April 10, 2007

United States Securities and Exchange Commission
100F Street, N.E.
Washington, DC
USA 20549-7010

Attention: Lily Dang, Division of Corporate Finance

RE:	Western Copper Corporation
Amendment No. 2 to Form 20-F Registration Statement
Filed March 14, 2006
File No. 0-52231

This letter is submitted on behalf of Western Copper Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated March 29, 2007 with respect to Amendment No. 2 to Form 20-F filed by the Company on March 14, 2007. As requested, the following is our response to each of the items set out in your letter. The questions have been included below to facilitate your review. All currencies are Canadian dollars unless otherwise indicated.

Exhibit 17.1 – Western Copper Business

Financial Statements – December 31, 2005, 2004, 2003

Note 11 – Material Differences between Canadian and U.S. GAAP

1.

We note your response to prior comment 19, explaining that on your application of EITF 04-3, value beyond proven and probable reserve (VBPP) associated with your Carmacks property exceeds its carrying value and you have therefore concluded that there is no impairment of the acquisition costs capitalized for this property having no reserves. However, on pages F17.1-14 and F17.2-18 you continue to state that you expense mineral property acquisition costs for U.S. GAAP purposes, which is not consistent with your accounting or the explanation provided in your response.

Please expand your disclosure to include a discussion of your Carmacks property impairment review, including the reason for your no impairment conclusion, referencing the provisions of EITF 04-3 as they pertain to factoring VBPP into your analysis; and correct your discussion of U.S. GAAP accounting for mineral property acquisition costs. Please ensure that you make similar revisions to any other related disclosures appearing elsewhere in your filing.

Response 1

We have expanded the disclosure in the Material Differences between Canadian and U.S. GAAP note of Exhibits F17.1 and F17.2.

Exhibit 17.2 – Western Copper Corporation

Financial Statements – June 30, 2006 Note 2

Plan of Arrangement, page F17.2-6

2.

We note that you did not modify your disclosure to include the statement you made in your November 24, 2006 response to comment 27, explaining that the intent of exchanging stock options in the Plan of Arrangement was to substitute existing Western Silver options with comparable value instruments, and that the options issued had terms which mirrored those of Western Silver. Please expand your disclosure to include this explanation, as requested in prior comment 11, if that is your view.

Response #2

We have included the disclosure requested in note 2 of Exhibit F17.2.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

3.	Please file an updated auditors’ consent with you next amendment to the Form 20-F registration statement to comply with Item G.

Response #3

We have updated both auditors’ consents.

As requested in your letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the Registration Statement; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact me by telephone at 604.638.2497 or by email at jfrancois@westerncoppercorp.com.

Sincerely,

Julien François

Julien François
Chief Financial Officer
Western Copper Corporation